Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255702

USVC VENTURE CAPITAL ACCESS FUND

(the “Fund”)

Supplement dated November 4, 2026 to the Prospectus (the “Prospectus”) dated July 28, 2026, as supplemented

Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus.

Effective immediately, the following is added to the section of the Prospectus entitled “PLAN OF DISTRIBUTION” immediately after the “Bonus Share Program” subsection:

Bonus Share Program Window

In connection with the Bonus Share Program, the Investment Adviser is announcing an Offer Window commencing on November 5, 2026 at 12:00 am EST and ending on November 6, 2026 at 11:59pm EST (such termination date, the “Current Window Closing Date”).

A Qualifying Purchase must be made prior to the earlier of (i) the date the Fund achieves $5 million in aggregate purchase orders for Shares following the commencement of this Offer Window (the “Shares Threshold”) and (ii) the Current Window Closing Date; provided, however, if the pool of Match Shares allocated to this Offer Window is reached prior to the Current Window Closing Date, the Investment Adviser may, in its sole discretion, extend this Offer Window and increase the pool of Match Shares allocated to this Offer Window. An investor is eligible to receive Bonus Shares only with respect to the first $1,000,000 of such purchase in this Offer Window; provided, however, the Investment Adviser may waive such limitation in its sole discretion.

Bonus Shares will be transferred to (or purchased for) eligible investors on or about 10 business days following the Current Window Closing Date, subject to the extension of this Offer Window; provided the related Qualifying Purchase has been settled in good order.

Reference is also made to the Supplement to the Fund’s Prospectus filed on October 23, 2026 for additional details of the Bonus Share Program.

This Supplement should be retained for future reference.